MEMO


TO: File

FROM: Nicole Garceau

SUBJECT: Item 77(d): Form N-SAR for Fidelity Investment Trust

DATE: June 20, 2000

The following is an update to the Fidelity Aggressive International Fund (formerly known as Fidelity International Value Fund), pursuant to a Board approved vote on January 20, 2000. Effective February 11, 2000, the fund's investment policies were broadened to remove references to value investing and reflect a more broad-based approach.